UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

686164104

(CUSIP Number)

February 8, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☒Rule 13d-1(c)
☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686164104	13G	Page 2 of 10

Schedule 13G
Item 1(a).	Name of Issuer:

Orexigen Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3344 North Torrey Pines Court, Suite 200, La Jolla, CA, 92037.

Item 2(a).	Names of Persons Filing:

Growth Equity Opportunities Fund, LLC (“GEO”); New Enterprise Associates 12, Limited Partnership (“NEA 12”), which is the sole member of GEO; NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12; NEA 12 GP, LLC (“NEA 12 GP”), which is the sole general partner of NEA Partners 12; and Michael James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Patrick J. Kerins (“Kerins”), Krishna S. Kolluri (“Kolluri”), C. Richard Kramlich (“Kramlich”), Charles W. Newhall III (“Newhall”), Mark W. Perry (“Perry”) and Scott D. Sandell (“Sandell”) (collectively, the “Managers”).  The Managers are the individual managers of NEA 12 GP.  GEO, NEA 12, NEA Partners 12, NEA 12 GP and the Managers are sometimes referred to collectively herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of GEO, NEA 12, NEA Partners 12, NEA 12 GP and Newhall is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri, Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett, Barris, Drant and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of GEO and NEA 12 GP is a limited liability company organized under the laws of the State of Delaware.  Each of NEA 12 and NEA Partners 12 is a limited partnership organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

686164104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 686164104	13G	Page 3 of 10

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding Schedule 13G filings.

CUSIP No. 686164104	13G	Page 4 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 18, 2011

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:          NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP
Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA 12 GP, LLC

By:                    *
Charles W. Newhall III
Manager

CUSIP No. 686164104	13G	Page 5 of 10

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

*/s/Louis S. Citron Louis S. Citron As attorney-in-fact

This Amendment No. 2 to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 686164104	13G	Page 6 of 10

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Orexigen Therapeutics, Inc.

EXECUTED this 18th day of February, 2011

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:          NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP
Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA 12 GP, LLC

By:                    *
Charles W. Newhall III
Manager

CUSIP No. 686164104	13G	Page 7 of 10

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

*/s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Agreement relating to Amendment No. 2 to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 686164104	13G	Page 8 of 10

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III, Timothy Schaller and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of May, 2009.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

CUSIP No. 686164104	13G	Page 9 of 10

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Charles M. Linehan
Charles M. Linehan

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Mark W. Perry
Mark W. Perry

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

CUSIP No. 686164104	13G	Page 10 of 10

/s/ Eugene A. Trainor III Eugene A. Trainor III /s/ Ravi Viswanathan Ravi Viswanathan /s/ Paul E. Walker Paul E. Walker /s/ Harry Weller Harry Weller